Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

MATERIAL FACT

In compliance with the provisions of Article 157, Paragraph 4, of Law No. 6,404/76 and the Brazilian Exchange Commission (CVM) Instruction No. 358/02, Itaú Unibanco Holding S.A. ("Itaú Unibanco" or "Company") informs its shareholders and the market in general that, as of this date, it has revised its projections for 2019, as reported on item 11 (Projections) of the Reference Form.

	Consolidated		Brazil [1]	
	Previous	Revised	Previous	Revised
Total Credit Portfolio [2]	8.0% — 11.0%	Unchanged	8.0% — 11.0%	Unchanged
Financial Margin with Clients	9.5% — 12.5%	9.0% — 12.0%	9.5% — 12.5%	9.0% — 12.0%
Financial Margin with the Market	R$4.6bn — R$5.6bn	Unchanged	R$3.6bn — R$4.6bn	Unchanged
Cost of Credit [3]	R$14.5bn — R$17.5bn	Unchanged	R$12.5bn — R$15.5bn	Unchanged
Commissions and Fees and Results from Insurance Operations [4]	3.0% — 6.0%	2.0% — 5.0%	3.0% — 6.0%	2.0% — 5.0%
Non-Interest Expenses	5.0% — 8.0%	3.0% — 6.0%	5.5% — 8.5%	3.5% — 6.5%
Effective Tax Rate	31.0% — 33.0%	Unchanged	32.0% — 34.0%	Unchanged

(1) Includes units abroad ex-Latin America;
(2) Includes financial guarantees provided and corporate securities;
(3) Composed of Result from Loan Losses, Impairment and Discounts Granted;
(4) Commissions and Fees (+) Revenues from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

It is noteworthy mentioning, currently, the Company considers, for management purposes, a cost of capital of around 13.5% per year.

Information on business trends, and operational and financial projections and targets are to be construed as mere estimates, based on Management's expectations concerning the future of Itaú Unibanco. These expectations are highly dependent on market conditions, the general economy performance of Brazil, our business sector and international markets. Therefore, our actual results and performance might differ from those estimated in this forward-looking information.

São Paulo (SP), May 2, 2019.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations